           February 26, 2014

Via EDGAR and E-mail

Ms. Amy M. Starr,
Chief, Office of Capital Markets Trends,
United States Securities and Exchange Commission,
Division of Corporation Finance,
100 F Street, N.E.,
Washington, D.C.  20549.

Re:	Barclays Bank PLC 424 Prospectuses relating to Registration Statement on Form F-3ASR, Filed July 19, 2013
File No. 333-190038

Dear Ms. Starr:

I am writing on behalf of Barclays Bank PLC (the “Company”).  This letter provides the responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated February 11, 2014 (the “Comment Letter”), with respect to Rule 424 Prospectuses relating to the Registration Statement on Form F-3 ASR filed by the Company on July 19, 2013 (File No. 333-190038).

The headings and numbered items of this letter correspond to those in the Comment Letter. For your convenience, each of the comments from the Comment Letter is restated in bold type prior to the Company’s response.

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Ms. Amy M. Starr	-2-

Terms of Offering

1.
We have observed that frequently the prospectus supplement does not clearly describe the terms of the ETN being offered.  As a result, investors may have difficulty understanding what they are purchasing and how the ETN operates.  For example, some prospectus supplements use highly complex defined terms without explaining those terms in the context of the ETN, while others do not clearly describe the precise mechanics of the ETN, including payment at maturity or redemption.  Please revise your prospectus supplements, as appropriate, to disclose the material terms of each ETN in a clear, concise and understandable manner.  Refer to Rule 421(b) of the Securities Act of 1933.

The Company acknowledges the Staff’s concern regarding the complexity of ETN descriptions.  As a general practice, the Company strives to simplify defined terms and to describe clearly the precise mechanics of its ETNs, including the payment at maturity or redemption.  When it prepares the disclosure of the material terms of its ETNs, the Company seeks to ensure that the disclosure is clear, concise and understandable to investors so they are aware of what they are purchasing and how the ETN operates.  The Company will review the disclosure for its outstanding ETNs in light of the Staff’s comment and will be mindful of the Staff’s comment when preparing disclosure for future ETNs.

2.
Please revise your prospectus supplements, as appropriate, to disclose whether the ETN issuer may cease or suspend and restart sales of the notes at any time at the issuer’s discretion.  Also, describe the potential impact these actions may have on the market price and liquidity of the ETNs in the secondary market.  Tell us whether you consider the issuer’s discretion to suspend and restart sales to be a material risk to investors in the offering and, if so, please provide appropriate risk factor disclosure in future filings.

The Company discloses on the cover of each pricing supplement relating to an issuance of ETNs the aggregate offering price of the ETNs of that issuance that it will issue or plans to issue.  Although the Company in the past has not explicitly reserved the right to cease or suspend sales of ETNs that the Company or its broker-dealer subsidiary, Barclays Capital Inc. (“BCI”), may be holding in inventory from time to time, the Company does explicitly reserve the right not to “reopen” the issuance and create and sell additional ETNs of that issuance beyond the amount disclosed in the pricing supplement, as further described in the Prospectus Supplement relating to its Global Medium-Term Notes, Series A filed on July 19, 2013 (File No. 333-190038) (the “Prospectus Supplement”) under “Amounts That We May Issue” on page S-3 and “Terms of the Notes—Reissuances or Reopened Issues” on page S-42.

Ms. Amy M. Starr	-3-

In light of the Staff’s comment, the Company will include an additional risk factor in future ETN pricing supplements substantially to the following effect:

“We Have No Obligation to Issue Additional ETNs and We May Cease or Suspend Sales of the ETNs

As further described in the accompanying Prospectus Supplement under “Amounts That We May Issue” on page S-2 and “Terms of the Notes—Reissuances or Reopened Issues” on page S-42, we have the right, but not the obligation, to issue additional ETNs once the initial distribution is complete.  We also reserve the right to cease or suspend sales of the ETNs from our inventory at any time after the inception date. If we choose not to issue additional ETNs or to cease or suspend sales of the ETNs from our inventory, this will impact supply and demand for the ETNs and may impact the liquidity and price of the ETNs in the secondary market.  As a result, if you buy or sell your ETNs on the secondary market, the price that you pay or receive may be higher or lower than if we had decided to issue additional ETNs or not to cease or suspend sales of the ETNs from our inventory at that time.”

Indicative Value

3.
We note that some prospectus supplements for ETN offerings state that the “indicative value” of the ETN will be published on a regular basis, such as daily, including through third parties. Please explain to us the purpose of calculating indicative value and why it is relevant to investors.  Further, tell us whether and where the ETN’s indicative value is publicly available to any investor without charge and how often it is updated.

ETNs issued by the Company generally have both a closing indicative value (“CIV”) and an intraday indicative value (“IIV”).  These two values are closely related but serve distinct functions.  The CIV is an economic term of the ETNs used to calculate the payment to investors at maturity or upon redemption.  Given the importance of the CIV to an investor’s decision to invest, the Company prominently discloses how it is calculated on the cover page of each pricing supplement.  The CIV is typically based on the daily closing level of the underlying index, which, in turn, is typically based on reported closing prices for the index components in their principal trading markets.  At the close of each business day, the CIV for each ETN is calculated by the Company and published by a third party such as Bloomberg L.P. and via the facilities of the Consolidated Tape Association and on the website for each ETN where it is publicly available to all investors without charge.

Ms. Amy M. Starr	-4-

The IIV, by contrast, is never used to determine the payment to investors and is provided for reference purposes only.  Although the IIV is not an economic term of the ETNs, the Company believes that the IIV is helpful to investors because it increases transparency of the intrinsic value of ETNs based on the value of the underlying index.  The IIV is meant to approximate, on an intraday basis, the component of the ETN’s value that is attributable to the underlying index only (which, in turn, reflects intraday prices for the index components).  The IIV of an ETN is calculated every 15 seconds throughout the trading day by the index sponsor or the exchange on which the ETN trades and is published by a third party such as Bloomberg L.P. and via the facilities of the Consolidated Tape Association.  The IIV is available without additional charge to all broker-dealers who have access to the facilities of the Consolidated Tape Association or to Bloomberg L.P., and the Company understands that investors in its ETNs are able to access the IIV easily through their broker-dealers.

4.
We note that some prospectus supplements for ETN offerings include numeric formulas describing how the indicative value of an ETN is calculated without providing sufficient narrative explanation as to how the formula works, and therefore how the security’s terms work. Please provide narrative disclosure that describes the inputs and mechanics of such formulas in a clear, concise and understandable manner so that investors may evaluate how the terms of the security work and are calculated.

The Company strives to provide investors with clear, concise and understandable narrative explanations regarding how its ETNs work, including narrative explanations of numeric formulas and how the indicative value of an ETN is calculated.  The Company will review the disclosure for its outstanding ETNs in light of the Staff’s comment and will be mindful of the Staff’s comment when preparing disclosure for future ETNs.

5.
If you include information about indicative value in your prospectus supplements, please also disclose the relationship among the indicative value, the market value of the ETN relative to the initial offering price to the public, and the redemption amount.  Please also provide a risk factor discussing the risk that ETNs may trade at a substantial premium or discount in relation to the value of the ETN determined or disclosed by the issuer (whether as “indicative value” or otherwise) or the redemption amount of the ETN.

As discussed in response to Comment 3 above, ETNs issued by the Company generally have both a CIV and an IIV.  The CIV is an economic term of the ETNs, and the Company believes that it currently provides clear disclosure in each pricing supplement about the relationship among the CIV, the initial offering price to the public, the estimated value of the ETN at inception and the amount payable to holders upon redemption.

Ms. Amy M. Starr	-5-

The IIV, on the other hand, is never used to determine the payment to investors and is provided for reference purposes only.  The Company discloses in each pricing supplement for an issuance of ETNs that the IIV is not intended as a price or quotation and does not reflect hedging or transaction costs, credit considerations, market liquidity or bid-offer spreads.  The IIV may also be influenced by any delay or postponement in publication of the current level of the underlying index by the index sponsor.  As a result, the Company discloses in its pricing supplements that the actual trading price of the ETNs may be different than their IIV.

In light of the Staff’s comment, the Company has reviewed its disclosure and will include an additional risk factor in future ETN pricing supplements substantially to the following effect:

“The ETNs May Trade at a Substantial Premium to or Discount from the Closing Indicative Value and/or the Intraday Indicative Value

The ETNs may trade at a substantial premium to or discount from the closing indicative value and/or the intraday indicative value.  The closing indicative value is the value of the ETNs calculated by us on a daily basis and is used to determine the payment at maturity or upon early redemption.  The intraday indicative value is meant to approximate, on an intraday basis, the component of the ETN’s value that is attributable to the underlying index and is provided for reference purposes only.  If you sell your ETNs on the secondary market, you will receive the market price for your ETNs, which may be substantially above or below the closing indicative value and/or the intraday indicative value.”

Redemption Value

6.
We have observed that in most ETN offerings, the holder may submit the notes for redemption at a “redemption value.” However, the prospectus or prospectus supplement may not clearly disclose the method of determining the redemption value (or amount) for the ETN or indicate whether the redemption value is publicly available prior to an investor’s redemption.  Please revise, as applicable, to disclose this information.

Ms. Amy M. Starr	-6-

The Company discloses in each pricing supplement relating to an issuance of ETNs the method for determining “redemption value” upon early redemption of the ETNs.  After an investor submits a redemption notice, the redemption value is determined according to the formula set forth in the pricing supplement, which relies upon the CIV and will be calculated on a valuation date or averaged over a series of valuation dates that will occur after the redemption notice is submitted.  It is not possible to publicly disclose, or for an investor to determine, the precise redemption value prior to the investor’s election to redeem, as the valuation date or dates on which the redemption value is determined will not be known until the investor makes its election to redeem.

In light of the Staff’s comment, the Company will revise its disclosure to provide further clarity that, at the time of electing to redeem by providing the required notice, an ETN holder will not be able to determine the precise redemption value of the ETN because such value will be based on one or more future CIVs.   The language that the Company expects to include will be substantially to the following effect:

“The redemption value is determined according to a formula which relies upon the closing indicative value and will be calculated on a valuation date or averaged over a series of valuation dates that will occur after the redemption notice is submitted.  It is not possible to publicly disclose, or for you to determine, the precise redemption value prior to your election to redeem.  The redemption value may be below the most recent intraday indicative value or closing indicative value of your ETNs at the time when you submit your redemption notice.”

Fees

7.
Please revise your disclosure to clearly describe all fees that may be charged relating to the ETNs, including but not limited to, as applicable, annual fees, redemption fees, event risk hedge costs, futures execution costs, and index calculation fees.  Identify the party responsible for payment of each fee, and describe how, if applicable, such fees may change based on the performance of any referenced index or asset.  In addition, please explain when fees are collected and what effect the fees have on the redemption amount and the indicative value of the ETN.

The Company acknowledges the Staff’s concern regarding the disclosure of fees.  The Company believes that its existing disclosure clearly describes all fees that are charged relating to ETNs on the cover page of each pricing supplement. The Company typically charges an investor fee for each ETN that accrues daily and, for certain ETNs, may impose a redemption charge or settlement charge upon early redemption or maturity, as applicable. In each case, fees are typically imposed as a fixed percentage of the value of the ETN. The investor fee is deducted each day in accordance with the CIV formula, which is also disclosed on the cover page. The redemption charge or settlement charge is deducted from the value of the ETNs at the time of maturity or early redemption, as applicable.

Ms. Amy M. Starr	-7-

In light of the Staff’s comment, the Company will in future filings supplement its disclosure to further clarify, where applicable, that because the investor fee, redemption charge and settlement charge are fixed percentages of ETN value, the dollar amount of the fees will increase or decrease in a manner directly proportional to the value of the ETN and the amount of ETNs that are maturing or being redeemed, as applicable.

Conflicts of Interest

8.
We note that prospectus supplements for ETN offerings typically include disclosure about activities of the issuer and its affiliates that may create conflicts of interest, such as trading activities, hedging, and publishing research reports.  To the extent you or your affiliates engage in activities that create material conflicts of interest, please revise to disclose those activities and the types of conflicts they create.  Also describe the potential impact of such activities and conflicts on the supply, pricing and market for the ETN.

The Company includes a risk factor on page S-11 of the Prospectus Supplement disclosing that it and its affiliates may have conflicts of interest with respect to its trading and hedging activities under the heading “Trading and other transactions by us or our affiliates could affect the levels, values or prices of reference assets and their components, the market value of the securities, the amount of interest, principal or other amounts payable on your notes and the amount of money or warrant property payable or deliverable in respect of your warrants”. The Company includes a further risk factor on page S-12 of the Prospectus Supplement disclosing that it and its affiliates may have conflicts of interest with respect to the publication of research reports under the heading “Research reports and other transactions may create conflicts of interest between you and us”.  Furthermore, the Company includes similar risk factors in each pricing supplement relating to an issuance of ETNs that discuss the potential effects of these activities on the supply, pricing and market for the ETNs.  The Company believes these risk factors adequately disclose its material conflicts of interest and the potential impact of such activities and conflicts on the supply, pricing and market for ETNs.

Outstanding ETNs

9.
We note that issuers of ETNs may provide public information about the number and dollar amount of outstanding ETNs in a series.  Please disclose where the number and amount of outstanding ETNs in a series is available to investors at any point in time.

Ms. Amy M. Starr	-8-

The Company provides information about the number and amount of ETNs of a particular issuance outstanding at a particular point in time on the Company’s websites for its ETNs1, and this information is also published by a third party such as Bloomberg L.P. and made available via the facilities of the Consolidated Tape Association.

Plan of Distribution

10.
Please provide a detailed explanation of your methods of sale for ETNs, including the involvement of broker-dealers as initial purchasers of ETNs from the issuer, whether such broker-dealers are identified as underwriters in the prospectus supplement and how such broker-dealers satisfy prospectus delivery obligations under the Securities Act.  See Item 508 of Regulation

S-K.

As disclosed in the Prospectus Supplement under “Plan of Distribution” starting on page S-116, with certain limited exceptions, the Company ordinarily sells structured notes, including ETNs, initially to BCI, as principal for its own account. Also, as disclosed in this section, the Company may also distribute all or part of its ETN issuances through non-affiliated financial intermediaries such as broker-dealers or registered investment advisers.

The Company distributes its ETNs primarily through three channels.  First, each ETN typically has one or more market makers, which are broker-dealers that stand ready to sell or buy ETNs on the exchange to or from market participants.  Depending on supply or demand on the exchange, the market makers may purchase ETNs from or sell or redeem ETNs to the Company or BCI.  Second, the Company often receives indications of interest from registered investment advisers that wish to purchase ETNs to place in their customers’ accounts.  In these cases, the Company will sell ETNs through BCI to an adviser that clears the ETNs through its clearing broker.  Third, the Company may also sell ETNs through BCI to a third party broker-dealer with whom BCI has a master selected dealer agreement that will either purchase ETNs on behalf of its customers’ accounts or purchase ETNs for resale to its customers.

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1	E.g., http://www.ipathetn.com and http://www.etnplus.com.

Ms. Amy M. Starr	-9-

The Company does not identify unaffiliated broker-dealers, including market makers, that purchase its ETNs as underwriters in the ETN pricing supplements.  In most cases, such broker-dealers either receive no commission from Barclays or BCI (being compensated by their own clients) or receive a commission limited to a “usual and customary distributor or sellers’ commission” within the meaning of Section 2(11) of the Securities Act.  The Company recognizes that under some circumstances, unaffiliated broker-dealers may engage in activities that could cause them to be deemed participants in the distribution of the ETNs in a manner that would render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act, and the Company’s ETN pricing supplements typically include, under the heading “Supplemental Plan of Distribution”, a cautionary note to such effect.  However, a determination of whether a particular market participant is an underwriter must take into account all the facts and circumstances pertaining to the activities of the participant in the particular case.  As a result, the Company must rely on each unaffiliated broker-dealer to make its own determination whether its activities would cause it to be deemed a statutory underwriter.  Although the Company does not monitor whether an unaffiliated broker-dealer has determined that it is a statutory underwriter, it presumes that in such instances such unaffiliated broker-dealers are able to satisfy their prospectus delivery obligations by reliance on Rule 172 or Rule 153 under the Securities Exchange Act of 1934 or by other means.

Disclosure Format

11.
We note that some prospectus supplements include disclosure for numerous ETN offerings with different investment profiles.  Considering that different ETNs may have different features and risks for investors to evaluate, please explain to us why you believe that providing disclosure for multiple ETN offerings in a single prospectus supplement is appropriate.

In instances where the Company includes disclosure for several ETN issuances in a single pricing supplement, the Company does so only where the ETNs share very similar features and risks.  For example, where several ETNs are covered by a particular pricing supplement they might share identical or nearly identical product features and typically differ only with respect to the underlier.2  The Company has chosen to include multiple ETNs in the same pricing supplement for the convenience of investors who might be interested in multiple ETNs that share similar terms and might find it easier to evaluate those ETNs when presented with similar options in a single pricing supplement.
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2
E.g., a single pricing supplement covers the $240,000,000,000 iPath® S&P 500 VIX Short-Term Futures™ ETN and the $2,500,000,000 iPath® S&P 500 VIX Mid-Term Futures™ ETN and, likewise, a single pricing supplement covers the $250,000,000 iPath® Pure Beta Broad Commodity ETN, $100,000,000 iPath® Pure Beta Agriculture ETN, $100,000,000 iPath® Pure Beta Energy ETN, $100,000,000 iPath® Pure Beta Grains ETN, $100,000,000 iPath® Pure Beta Industrial Metals ETN, $100,000,000 iPath® Pure Beta Livestock ETN, $100,000,000 iPath® Pure Beta Precious Metals ETN and the $100,000,000 iPath® Pure Beta Softs ETN. In both cases, the ETNs included on the same pricing supplement have very similar features except for being linked to different underliers.

Ms. Amy M. Starr	-10-

Security Titles

12.
Please evaluate the titles used for your ETNs and avoid titles that may suggest investors are purchasing equities or other types of securities instead of an unsecured debt obligation.  For example, titles incorporating the term “shares” may suggest that investors are purchasing an equity security, rather than a debt instrument.  In addition, please avoid titles that may suggest you are offering interests in an exchange traded fund registered under the Investment Company Act of 1940.

The Company does not include the word “shares” in the titles of any of its ETNs and takes care that the titles of its ETNs do not suggest investors are purchasing equities or other types of securities instead of an unsecured debt obligation.  Nonetheless, in light of the Staff’s comment, the Company will review the titles of its outstanding ETNs and will be mindful of the Staff’s comment when creating titles for future issuances of its ETNs.

Short Sales

13.
We note that in some offerings there is disclosure in the prospectus supplement stating that broker-dealers and other persons may make short sales of ETNs and may cover such short positions by borrowing ETNs from the issuer or its affiliates.  In some cases the issuer has agreed to repurchase those ETNs.  These activities may impact in the short or long term the number of ETNs outstanding at any point.  Please disclose whether you intend to engage in such activities and if so how you will publicly disclose such loans and repurchases.  Please confirm you will register these transactions under the Securities Act of 1933.  If applicable, please provide risk factor disclosure that describes the market impact of short sales and the effect that securities lending may have on the number of ETNs outstanding at any time.

Ms. Amy M. Starr	-11-

In the “Supplemental Plan of Distribution” section of each pricing supplement, the Company discloses the following: “[b]roker-dealers and other persons are cautioned that some of their activities may result in their being deemed participants in the distribution of the ETNs of any series in a manner that would render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act. Among other activities, broker-dealers and other persons may make short sales of the ETNs of any series and may cover such short positions by borrowing ETNs from us or our affiliates or by purchasing ETNs from us or our affiliates subject to our obligation to repurchase such ETNs at a later date.”  It is the Company’s practice to lend securities to unaffiliated broker-dealers (or enter into repurchase transactions with them) through BCI.  Such activities are conducted only to cover short positions that are created through sales of ETNs executed by broker-dealers on an organized exchange, such that Rule 153 of the Securities Act of 1933 is available to satisfy the prospectus delivery requirement with respect to the short sales.  Additionally, to ensure that investors will have the protection of the registration provisions of the Securities Act, the Company discloses in the “Supplemental Plan of Distribution” section that “[t]his prospectus will be deemed to cover any short sales of ETNs of any series by market participants who cover their short positions with ETNs borrowed or acquired from us by our affiliates in the manner described above.”

The Company believes that it currently provides clear disclosure to broker-dealers and other market participants that they may be deemed participants in the distribution of the ETNs in a manner that might render them statutory underwriters, depending upon the facts and circumstances of the particular activity.  Additionally, the Company believes its existing disclosure is sufficient to inform investors of such loan and repurchase transactions.  While the Company does not publicly disclose the trading details of each individual transaction, broker-dealers provide to FINRA (a) real-time trade reporting (including short sales) and (b) periodic short interest reports.  This data is aggregated and disclosed to market participants, thus increasing transparency.  Additionally, the Company does not believe that this activity in any way results in any manipulation or distortion of the ETNs’ trading price.  In fact, the Company believes that the ability of market participants to effect short sales of ETNs increases the efficiency of pricing under normal market conditions.

Regulation M

14.
We have observed that a large divergence between the ETN’s market value and the value of the reference index of the ETN can emerge (for example, where ETN issuers suspend further issuances or otherwise limit the availability of newly issued ETNs).  Please explain how your redemptions in such circumstances comply with the requirements of Rule 102 of Regulation M.  If these redemptions are done in reliance on no-action letters granting relief from Rule 102 and permitting issuers to redeem an ETN during the ETN’s distribution, please explain how the representation that the market value of the ETN not vary substantially from the value of the underlying or reference index is met.

Ms. Amy M. Starr	-12-

In the Company’s experience, the only instance where a material divergence has emerged between the market value of its ETNs and the value of the underlying reference index occurred with respect to the iPath® Dow Jones UBS Natural Gas Sub-Index ETN (“GAZ”), which was first listed on the New York Stock Exchange (the “NYSE”) in October 2007.  In anticipation of impending regulatory or exchange action around position limits in natural gas futures and the potential impact of such action on its ability to manage its risk exposure on the GAZ ETNs, the Company announced in August 20093 that it would suspend any further issuance of GAZ ETNs beyond the 15,350,000 GAZ ETNs then outstanding.  Since the suspension, the GAZ ETNs have traded at a premium from time to time, usually driven by retail flows stemming from a market event driving up near term natural gas prices.  Although the market price of the GAZ ETNs has tended to revert back to IIV after a few months, in the short term, there have been instances where the GAZ ETNs traded at a significant premium over IIV.  To address a concern that investors might not fully appreciate the risks of purchasing the GAZ ETNs at a premium over the IIV, the Company issued a press release in May 20124 stating that it believed the GAZ ETNs currently would not be suitable for most investors.5

Rule 102 of Regulation M prohibits issuers, selling security holders, or any affiliated purchaser of such persons from bidding for, purchasing, or attempting to induce any person to bid for or purchase a covered security during the applicable restricted period in connection with a distribution of securities effected by or on behalf of an issuer or selling security holder.  In each of the three cases cited above, the distribution of the ETNs was complete at the time the Company suspended further issuance. Any material divergence between the market price of the ETNs and the indicative value of the underlying index only emerged later, at a time when Rule 102 of Regulation M did not apply because the Company was no longer engaged in a distribution of the ETNs.

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3	The press release is available at: http://www.ipathetn.com/static/pdf/investor_guidance_press_release.pdf.

4	The press release is available at: http://www.ipathetn.com/static/pdf/investor_guidance_press_release.pdf.

5
In two additional instances, with respect to the iPath® Dow Jones-UBS Platinum Subindex Total ReturnSM ETNs and the iPath® MSCI India Index ETNs, the Company suspended issuance and sale from inventory, but did not find it necessary to issue a cautionary press release as no persistent and material premiums over IIV occurred.

Ms. Amy M. Starr	-13-

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In connection with the Company’s responses to the Staff’s questions, the Company hereby acknowledges the following: the Company is responsible for the adequacy and accuracy of the disclosures in the filing; Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (011) 44 20 7959 8570 or whiteg@sullcrom.com with any questions or comments concerning this response.

Very truly yours, /s/ George H. White George H. White

cc:	David Walz
(Securities and Exchange Commission)

Tushar Morzaria
Marcelo Riffaud
(Barclays Bank PLC)

Erica L. Hogan
Arvin I. Abraham
(Sullivan & Cromwell LLP)